                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 5)*


                              CONCORD CAMERA CORP.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    206156101
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                                 (CUSIP Number)

                              Alan Schutzman, Esq.
              Senior Vice President, General Counsel and Secretary
                              Concord Camera Corp.
                  4000 Hollywood Blvd., Sixth Floor North Tower
                            Hollywood, Florida 33021
                                  954-331-4200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-03)

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CUSIP No. 206156101
Page 2 of 8

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         IRA B. LAMPERT
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) [X]
                                                             (b) [_]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

         N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                                     [_]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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NUMBER OF SHARES        7.  SOLE VOTING POWER                1,063,446
BENEFICIALLY OWNED BY
EACH REPORTING PERSON   --------------------------------------------------------
WITH                    8.  SHARED VOTING POWER                928,400

                        --------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER           1,873,446

                        --------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER                 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,991,846 (SEE ITEM 5 BELOW AND APPENDIX A)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                      [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
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14. TYPE OF REPORTING PERSON (See Instructions)

         IN
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CUSIP No. 206156101
Page 3 of 8

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         KEITH L. LAMPERT
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) [X]
                                                             (b) [_]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

         N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                                     [_]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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NUMBER OF SHARES        7.  SOLE VOTING POWER                  349,689
BENEFICIALLY OWNED BY
EACH REPORTING PERSON   --------------------------------------------------------
WITH                    8.  SHARED VOTING POWER                110,000

                        --------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER             459,689

                        --------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER                 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         459,689 (SEE ITEM 5 BELOW AND APPENDIX A)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                      [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
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14. TYPE OF REPORTING PERSON (See Instructions)

         IN
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CUSIP No. 206156101
Page 4 of 8

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ARTHUR ZAWODNY
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) [X]
                                                             (b) [_]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

         N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                                     [_]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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NUMBER OF SHARES        7.  SOLE VOTING POWER                   11,750
BENEFICIALLY OWNED BY
EACH REPORTING PERSON   --------------------------------------------------------
WITH                    8.  SHARED VOTING POWER                 22,400

                        --------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER              34,150

                        --------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER                 0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,150 (SEE ITEM 5 BELOW AND APPENDIX A)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                      [_]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1 %
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14. TYPE OF REPORTING PERSON (See Instructions)

         IN
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CUSIP No. 206156101
Page 5 of 8

Item 1.       Security and Issuer.

This statement relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4000 Hollywood Boulevard, Presidential Circle, Sixth Floor, North Tower, Hollywood, Florida 33021.

Item 2.       Identity and Background.

(a)-(c), (f) This statement is being filed by a group of three individuals (individually, a "Reporting Person" and collectively, the "Group") who are either officers or employees of the Issuer and have purchased and own shares of Common Stock pursuant to the Management Equity Provisions of the Issuer's 1993 Incentive Plan (the "MEP Plan").

The name and principal occupation of each Reporting Person is set forth below. The principal business address of each Reporting Person is Concord Camera Corp., 4000 Hollywood Boulevard, Presidential Circle - Sixth Floor, North Tower, Hollywood, Florida 33021. Each Reporting Person is a citizen of the United States.

      Name                  Principal Occupation

      Ira B. Lampert        Chairman of the Board, Chief Executive Officer and
                            President
      Keith L. Lampert      Executive Vice President and Chief Operating Officer
      Arthur Zawodny        Senior Technical Advisor

(d)(e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.       Purpose of Transaction.

In connection with the preparation of the Issuer's annual report on Form 10-K for the fiscal year ended July 3, 2004 (the "Fiscal 2004 10-K), it was determined that the beneficial ownership of the Group had decreased by more than 1%. This was principally due to the fact that, since the filing of Amendment No. 4 on December 12, 2003, Brian F. King sold all of his shares of Common Stock subject to the MEP Plan. As a result, Mr. King is no longer a member of the Group.

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CUSIP No. 206156101
Page 6 of 8

Item 5.       Interest in Securities of the Issuer.

(a) According to the Fiscal 2004 10-K, there were 28,832,219 shares of Common Stock outstanding as of August 31, 2004. As detailed on Appendix A attached hereto and incorporated herein by reference, at August 31, 2004, each Reporting Person owned the aggregate number of shares listed in the first two columns on Appendix A; in addition, each such Reporting Person was deemed to own the aggregate number of shares underlying options exercisable within 60 days from August 31, 2004, as listed in the third and fourth columns on Appendix A. Accordingly, the Group may be deemed to own an aggregate of 2,367,285 shares or approximately 7.8% of the Issuer's outstanding Common Stock (based on 28,832,219 shares outstanding as of August 31, 2004 plus 916,099 shares underlying options exercisable within 60 days from August 31, 2004, and 509,054 shares, the delivery of which was deferred by Ira B. Lampert under the Issuer's Deferred Delivery Plan,, for a total of 30,257,372 shares that would be outstanding if all such options were exercised and the 509,054 deferred shares were outstanding).

(b) The number of "Shares purchased outside of MEP" plus the "Options outside of MEP," as reflected in Appendix A, represent the beneficially owned shares as to which the Reporting Person is treated as having sole voting power. The number of "Shares purchased under MEP" plus the "Options purchased under MEP," as reflected in Appendix A, represent the beneficially owned shares as to which the Reporting Person is treated as having shared voting power, except in Ira B. Lampert's case where an additional 118,400 shares subject to the Voting Agreement described below were included. Pursuant to a Voting Agreement, a copy of which was filed with the Securities and Exchange Commission on March 6, 1997 as Exhibit F to Amendment No. 1 to Schedule 13D (the "Voting Agreement"), since Mr. Lampert currently owns a majority of the Common Stock governed by the Voting Agreement, he has the power to direct the vote of an additional 118,400 shares of Common Stock. Each Reporting Person has the sole power to dispose of or direct the disposition of the shares and options reflected in Appendix A as beneficially owned by that Reporting Person under the columns "Shares purchased outside of MEP," "Shares purchased under MEP," "Options outside of MEP," and "Options purchased under MEP." No member of the Group has the power to dispose of, or direct the disposition of, the shares beneficially owned by any other member of the Group.

(c) The following transaction was effected by a Reporting Person within the last 60 days:

Pursuant to the Issuer's Deferred Delivery Plan and an election previously made thereunder, on August 9, 2004 Ira B. Lampert exercised a stock option to purchase 314,312 shares of Common Stock and tendered 136,269 fully paid and owned shares of Common Stock (the "Payment Shares") to the Issuer in payment of the exercise price. As a result, the Issuer issued 314,312 new shares of Common Stock, of which 136,269 shares were issued to Ira B. Lampert in exchange for the Payment Shares. The remaining 178,043 shares, the delivery of which was deferred by Ira B. Lampert, were issued to a rabbi trust. All shares deferred by Mr. Lampert under the Deferred Delivery Plan have been treated herein as beneficially owned by him, since they could be acquired by him within 60 days of August 31, 2004 under certain limited circumstances described in the Deferred Delivery Plan. There were no other transactions in the Common Stock by a Reporting Person within the last 60 days.

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CUSIP No. 206156101
Page 7 of 8

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, the owner of a majority of the Common Stock governed by the Voting Agreement (currently, Ira B. Lampert) has the power to direct the vote of all shares governed by the Voting Agreement. Shares acquired by members of the Group under the MEP Plan (which includes shares acquired upon the exercise of options purchased under the MEP Plan) remain subject to the Voting Agreement for so long as they are held, beneficially or of record, by a member of the Group, his estate, a member of his immediate family or trusts for the benefit of any member or his immediate family. No member of the Group has the power to dispose of, or direct the disposition of, the shares beneficially owned by any other member of the Group.

Item 7.       Material to be Filed as Exhibits.

Appendix A - List of Shares and Options Beneficially Owned by Each Reporting Person

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CUSIP No. 206156101
Page 8 of 8



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004                            IRA B. LAMPERT
Hollywood, Florida                                 KEITH L. LAMPERT
                                                   ARTHUR ZAWODNY



                                                   By: /s/ Ira B. Lampert
                                                       ------------------------
                                                           Ira B. Lampert,
                                                           Attorney-in-Fact

                                   APPENDIX A

                                    MEP GROUP
                   BENEFICIAL OWNERSHIP AS OF AUGUST 31, 2004

                                                                             Options Exercisable
                                                                                within 60 days
                                   Number of Shares Owned                -----------------------
                         ---------------------------------------         Options        Options
                         Shares purchased       Shares purchased         outside       purchased
 Reporting Person        outside of MEP(a)          under MEP            of MEP        under MEP         Totals        Percentage
 ----------------        -----------------      ----------------         ------        ---------         ------        ----------

 Ira B. Lampert                 800,442                432,344           263,004         377,656       1,991,846(b)       6.6%(b)

 Keith L. Lampert               100,000                110,000           249,689             -0-         459,689          1.6%

 Arthur Zawodny                     -0-                  8,400            11,750          14,000          34,150          0.1%
                              ---------              ---------         ---------       ---------       ---------

 Subtotals                      900,442                550,744           524,443         391,656
                              ---------              ---------         ---------       ---------

          Totals                         1,451,186                               916,099               2,367,285(b)       7.8%(b)(c)
                                         ---------                               -------               =========

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(a)      "MEP" refers to the Management Equity Provisions under the Issuer's
         1993 Incentive Plan.
(b) An additional 118,400 shares (550,744 MEP shares, less the 432,344 MEP shares Ira B. Lampert owns directly) that Ira B. Lampert has the right to vote under the Voting Agreement (since he currently owns a majority of the shares governed by the Voting Agreement) have been included in Ira B. Lampert's total beneficial ownership and ownership percentage. These shares are already included in the Group's total beneficial ownership and ownership percentage.
(c) Based on 28,832,219 shares outstanding as of August 31, 2004 plus 916,099 shares underlying options exercisable within 60 days from August 31, 2004, and 509,054, for a total of 30,257,372 shares that would be outstanding if all such options were exercised and the 509,054 shares, the delivery of which was deferred by Ira B. Lampert under the Issuer's Deferred Delivery Plan, were outstanding.